Exhibit 99.1

27 November 2019

Motif Bio plc

("Motif Bio" or the "Company")

American Depositary Shares (“ADS”) Program and Warrant Agent Agreement

Motif Bio plc (AIM/Nasdaq: MTFB) announces, that further to the announcement yesterday of the Company’s intention to voluntarily delist its American Depository Shares (ADSs), it has given notice on November 26, 2019 to The Bank of New York Mellon to terminate its American Depositary Shares ("ADS") Program and Warrant Agent Agreement.

The Depositary will contact ADS holders in due course with additional information on this process, including those necessary and proper actions to be executed.

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

SP Angel Corporate Finance LLP (NOMAD & BROKER)	+44 (0)20 3470 0470
David Hignell/Caroline Rowe (Corporate Finance) Vadim Alexandre/Abigail Wayne (Sales & Broking)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Forward-Looking Statements

When used in this Press Release, the words or phrases "intends," "anticipates," "expected to be" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including, but not limited to, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected, and other risks described in the Company's filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company advises readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revision which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.